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RECEIVED APR 26 2002 SEC MAIL PROCESSING SECTION WASH, D.C. 152

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13580

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/01/01 (MM/DD/YY) AND ENDING 02/28/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

A.G. Edwards & Sons, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One North Jefferson
(No. and Street)

Saint Louis	Missouri	63103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph G. Porter — (314) 955-3462
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

One City Centre	Saint Louis	Missouri	63101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 01 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

A.G. EDWARDS & SONS, INC.

CONSOLIDATED BALANCE SHEET
AS OF FEBRUARY 28, 2002

AND

INDEPENDENT AUDITORS' REPORT

Filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

Deloitte & Touche LLP
One City Centre
St. Louis, Missouri 63101

Tel: (314) 342-4900
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
A.G. Edwards & Sons, Inc.:

We have audited the accompanying consolidated balance sheet of A.G. Edwards & Sons, Inc. (a wholly owned subsidiary of A.G. Edwards, Inc.) and subsidiaries (the "Company") as of February 28, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated balance sheet presentation. We believe that our audit of the consolidated balance sheet provides a reasonable basis for our opinion.

In our opinion, such consolidated balance sheet presents fairly, in all material respects, the financial position of A.G. Edwards & Sons, Inc. and subsidiaries at February 28, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

April 18, 2002

A.G. EDWARDS & SONS, INC.
CONSOLIDATED BALANCE SHEET
FEBRUARY 28, 2002
(Dollars in thousands, except per share amounts)

ASSETS

Cash and cash equivalents	$ 84,095
Cash and government securities, segregated under federal and other regulations	64,039
Securities purchased under agreements to resell	44,823
Securities borrowed	68,264
Receivables:	
Customers, less allowance for doubtful accounts of $38,214	2,460,753
Brokers, dealers and clearing organizations	62,011
Fees, dividends and interest	75,767
Affiliates, net	6,996
Securities inventory, at fair value:	
State and municipal	254,582
Government and agencies	38,252
Corporate	84,674
Property and equipment, at cost, net of accumulated depreciation and amortization of $398,810	259,302
Deferred income taxes	37,361
Other assets	49,584
	$3,590,503

LIABILITIES AND STOCKHOLDER'S EQUITY

Short-term bank loans	$ 84,300
Checks payable	239,607
Securities loaned	274,535
Securities sold under agreements to repurchase	45,861
Payables:	
Customers	982,371
Brokers, dealers and clearing organizations	141,086
Securities sold but not yet purchased, at fair value	30,200
Employee compensation and related taxes	368,182
Income taxes	13,212
Other liabilities	86,628
Total Liabilities	2,265,982
Stockholder's equity:	
Common stock, $1 par value:	
Authorized, 2,000 shares	
Issued and outstanding, 1,000 shares	1
Additional paid-in capital	58,576
Retained earnings	1,265,944
Total Stockholder's Equity	1,324,521
	$3,590,503

See Notes to Consolidated Balance Sheet.

A.G. EDWARDS & SONS, INC.
NOTES TO CONSOLIDATED BALANCE SHEET
FEBRUARY 28, 2002
(Dollars in thousands)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Description

A.G. Edwards & Sons, Inc. (a wholly owned subsidiary of A.G. Edwards, Inc.) and its subsidiaries (collectively referred to as the "Company") operate and are managed as a single business segment providing investment services to its clients. The Company offers a wide range of services designed to meet clients' individual investment needs, including securities and commodities brokerage, investment banking, trust, asset management, retirement planning, and insurance products and services. These services are provided by approximately 7,400 financial consultants in more than 700 locations. With headquarters in St. Louis, the Company has offices in 49 states and the District of Columbia.

Basis of Financial Information

The consolidated balance sheet of the Company is prepared in conformity with accounting principles generally accepted in the United States of America. All material intercompany balances have been eliminated in consolidation. The consolidated balance sheet includes assets of $164,518, principally hardware, software and internally developed applications that are included in property and equipment, and an income tax receivable of $22,503 classified within income taxes relating to consolidated subsidiaries. The consolidated balance sheet includes stockholder's equity of $187,021 relating to consolidated subsidiaries.

Use of Estimates

In preparing the consolidated balance sheet, management makes use of estimates concerning certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Management considers its significant estimates, which are most susceptible to change, to be the allowance for doubtful accounts, and the accrual for litigation, income tax and other reserves. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with maturities of 90 days or less at the date of acquisition.

Securities Transactions

Securities purchased under agreements to resell (Resale Agreements) and securities sold under agreements to repurchase are recorded at the contractual amounts that the securities will be resold/repurchased, including accrued interest. The Company's policy is to obtain possession or control of securities purchased under Resale Agreements and to obtain additional collateral when necessary to minimize the risk associated with this activity.

Securities borrowed and securities loaned are recorded at the amount of the cash collateral provided for securities borrowed transactions and received for securities loaned transactions, respectively. The adequacy of the collateral is continuously monitored and adjusted when considered necessary to minimize the risk associated with this activity. Substantially all of these transactions are executed under master netting agreements, which give the Company right of offset in the event of counterparty default.

Customer securities transactions are recorded on settlement date. Revenues and related expenses for transactions executed but unsettled are accrued on a trade-date basis. Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the consolidated balance sheet.

Securities inventory, securities sold but not yet purchased, and securities segregated under federal and other regulations are recorded on a trade-date basis and are carried at fair value. Fair value is based on quoted market or dealer prices, pricing models, or management's estimates.

Allowance for Doubtful Accounts

Receivables from customers, primarily consisting of floating rate loans collateralized by margin securities, are charged interest at rates similar to other such loans made throughout the industry. Management estimates an allowance for doubtful accounts to reserve for potential losses from unsecured and partially unsecured customer accounts deemed uncollectible. The facts and circumstances surrounding each receivable from customers and the number of shares, price and volatility of the underlying collateral are considered by management in determining the allowance. Management continually evaluates its receivables from customers for collectibility and possible write-off. The Company manages the credit risk associated with its receivables from customers through credit limits and continuous monitoring of collateral. The allowance for doubtful accounts may be susceptible to significant fluctuations in the near term.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation and amortization. Leasehold improvements are amortized over the lesser of the life of the lease or estimated useful life of the improvement, generally five to ten years. Equipment, primarily consisting of office

(Dollars in thousands)

equipment is depreciated over estimated useful lives of three to 15 years using accelerated methods of depreciation. Computer hardware, including servers and mainframes, and satellite equipment are depreciated over estimated useful lives of three to five years using the straight line method. Internally developed applications and purchased software are capitalized and are amortized over their estimated useful lives, generally not exceeding three years, using the straight-line method. The Company periodically evaluates and adjusts the carrying value of its property and equipment when impairment exists.

Income Taxes

Deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax bases of assets and liabilities, using current tax rates.

The Company's taxable earnings are included in the consolidated federal income tax return of A.G. Edwards, Inc. Income taxes are computed as if the Company files on a separate return basis.

Recent Accounting Pronouncements

On March 1, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138. The statements establish accounting and reporting standards for derivative instruments and hedging activities. The Company does not act as dealer, trader or end-user of complex derivatives such as swaps, collars and caps, however, the Company will occasionally hedge a portion of its debt inventory through the use of financial futures contracts. These transactions and the adoption of these statements did not have a material impact on the Company's consolidated balance sheet.

In September 2000, the Financial Accounting Standards Board (FASB) issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This standard replaced SFAS No. 125 of the same name. SFAS No. 140 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. The Company adopted SFAS No. 140 in the fourth quarter of fiscal 2001 for disclosures relating to securitization transactions and collateral. The remaining provisions of SFAS No. 140 were adopted in the first quarter of fiscal 2002 for transfers and servicing of financial assets and extinguishments of liabilities and did not have a material impact on the Company's consolidated balance sheet.

(Dollars in thousands)

In July 2001, the FASB released SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No.141 requires all business combinations initiated after June 30, 2001, to be accounted for using the purchase method. The adoption of SFAS No. 141 did not have a material impact on the Company's consolidated balance sheet. Under SFAS No. 142, intangible assets with indefinite lives and goodwill will no longer be amortized. Instead, these assets are required to be tested at least annually for impairment. The adoption of SFAS No. 142 will not have a material impact on the Company's consolidated balance sheet.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements." This statement is effective for the Company's consolidated financial statements beginning in fiscal year 2003. The adoption of this statement will not have a material impact on the Company's consolidated balance sheet.

(2) RESTRUCTURING AND OTHER CHARGES

As a result of a number of actions taken to reduce costs, streamline its headquarters operations and better position the Company for improved profitability, a restructuring charge of $75,999 was recorded in 2002. The Company also recorded other charges of $44,500.

Restructuring Charge

The restructuring charge consists of technology asset write-offs of $46,332, severance costs of $18,605 and real estate consolidations of $11,062. Technology asset write-offs resulted from the discontinuance of certain technology projects resulting from a review by management of the Company's technology priorities and redesign of its technology infrastructure. Workforce reductions of approximately 460 non-branch personnel were implemented through a combination of voluntary and involuntary separations. Real estate consolidation costs included the estimated loss on the planned sublease of certain properties in the St. Louis area as the Company consolidates its headquarters staff to its main campus. The Company expects to complete this consolidation in the next fiscal year. No cash payments had been made as of February 28, 2002.

(Dollars in thousands)

Other Charges

The Company incurred other charges of $44,500 primarily resulting from reserves of $25,800 for a $37,660 partly secured margin loan. Among other factors, this estimated reserve was based upon the number of shares, trading volume and price volatility of the underlying collateral securing the loan. Due to the facts and circumstances surrounding the margin loan and underlying collateral, the Company's estimate regarding collectibility may be susceptible to significant fluctuations in the near term. In addition, reserves of $16,900 were established in connection with customer litigation.

(3) PROPERTY AND EQUIPMENT

At February 28, 2002 property and equipment consists of:

Building and leasehold improvements	$ 64,790
Equipment and computer hardware	450,936
Software and software applications	141,700
Construction in progress	686
Total property and equipment	658,112
Less: Accumulated depreciation and amortization	(398,810)
Total property and equipment, net	$ 259,302

(4) SHORT-TERM FINANCING

The Company's short-term financing is generally obtained through the use of securities lending arrangements and bank loans. The interest rates on such short-term borrowings reflect market rates of interest or rebates at the time of the transactions. The average securities lending arrangements outstanding that were utilized in financing activities were $371,000 in 2002 at an effective interest rate of 3.2 percent. Bank loans are short-term borrowings that are payable on demand and may be unsecured or collateralized by customer-owned securities held in margin accounts. The average of such bank loans was $255,000 in 2002 at an effective interest rate of 3.2 percent. Substantially all such borrowings were secured by customer-owned securities.

(5) EMPLOYEE BENEFIT PLANS

Employees of the Company are eligible to participate in the A.G. Edwards, Inc. stock purchase, incentive stock, deferred compensation and profit sharing plans.

A.G. EDWARDS & SONS, INC.
NOTES TO CONSOLIDATED BALANCE SHEET
FEBRUARY 28, 2002
(Dollars in thousands)
(continued)

(6) NET CAPITAL REQUIREMENTS

A.G. Edwards & Sons, Inc. is subject to net capital rules administered by the Securities and Exchange Commission (SEC) and the New York Stock Exchange. Under such rules, A.G. Edwards & Sons, Inc. must maintain net capital of not less than 2 percent of aggregate debit items, as defined, arising from customer transactions and would be restricted from expanding its business or paying cash dividends or advancing loans to affiliates if its net capital were less than 5 percent of such items. These rules also require A.G. Edwards & Sons, Inc. to notify and sometimes obtain approval from the SEC and other regulatory organizations for substantial withdrawals of capital or loans to affiliates. At February 28, 2002, A.G. Edwards & Sons, Inc.'s net capital of $616,892 was 25 percent of aggregate debit items and $566,624 in excess of the minimum required.

(7) INCOME TAXES

Deferred income taxes reflect temporary differences in the bases of the Company's assets and liabilities for income tax purposes and for financial reporting purposes, using current tax rates. These temporary differences result in taxable or deductible amounts in future years. Significant components of deferred tax assets and liabilities at February 28, 2002, are as follows:

Deferred Tax Assets:	
Employee benefits	$ 53,428
Other	16,916
	70,344
Deferred Tax Liabilities:	
Receivables	16,471
Property and equipment	15,055
Other	1,457
	32,983
Net Deferred Tax Assets	$ 37,361

The Company expects to fully realize these deferred tax assets given its historical level of earnings and related taxes paid; accordingly, no valuation allowance has been established.

(Dollars in thousands)

(8) COMMITMENTS AND CONTINGENT LIABILITIES

The Company has long-term operating leases and commitments related to office space, equipment and service agreements. Minimum commitments under all such noncancelable leases and service agreements, some of which contain escalation clauses and renewal options, at February 28, 2002, are as follows:

Year ending February 28,	
2003	$105,500
2004	89,400
2005	67,200
2006	56,600
2007	47,400
Later years	113,800
	$479,900

In the normal course of business the Company enters into when-issued and underwriting commitments and delayed delivery transactions. Settlement of these transactions at February 28, 2002, would not have had a material effect on the consolidated balance sheet.

At February 28, 2002, the Company had $70,106 of outstanding letters of credit, principally to satisfy margin deposit requirements with a clearing corporation.

The Company is a defendant in a number of lawsuits, in some of which plaintiffs claim substantial amounts, relating primarily to its securities and commodities business. Management has determined that it is likely that ultimate resolution in favor of the plaintiff will result in losses to the Company on certain of these claims. Factors considered by management in estimating the Company's liability are the loss and damages sought by the plaintiff, the merits of the claim, the total cost of defending the litigation and the likelihood of a successful defense against the claim, and the potential for fines and penalties from regulatory agencies. Management, based on its understanding of the facts, reasonably estimates a range of loss and accrues what it considers appropriate to reserve against probable loss for certain claims. While results of litigation cannot be predicted with certainty, management, after consultation with counsel, believes that resolution of all such litigation is not expected to have a material adverse effect on the consolidated balance sheet of the Company.

(9) FINANCIAL INSTRUMENTS

Off-Balance Sheet Risk and Concentration of Credit Risk

The Company records customer transactions on a settlement date basis, generally three business days after trade date. The risk of loss on unsettled transactions is identical to that of settled transactions and relates to customers' and other counterparties' inability to fulfill their contracted obligations.

In the normal course of business, the Company also executes customer transactions involving the sale of securities not yet purchased, the purchase and sale of futures contracts, and the writing of option contracts on both securities and futures. In the event customers or other counterparties, such as broker-dealers or clearing organizations, fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments in order to fulfill its obligations at prices that may differ from amounts recorded in the consolidated balance sheet.

Customer financing and securities settlement activities generally require the Company to pledge customer securities as collateral in support of various financing sources. Additionally, customer securities may be pledged as collateral to satisfy margin deposits at various clearing organizations. To the extent these counterparties are unable to fulfill their contracted obligation to return securities pledged, the Company is exposed to the risk of obtaining securities at prevailing market prices to meet its customer obligations.

Securities sold but not yet purchased represent obligations of the Company to deliver specified securities at contracted prices. Settlement of such obligations may be at amounts greater than those recorded in the consolidated balance sheet.

A substantial portion of the Company's assets and obligations result from transactions with customers and other counterparties who have provided financial instruments as collateral. Volatile trading markets could impair the value of such collateral and affect customers' and other counterparties' ability to satisfy their obligations to the Company.

The Company manages its risks associated with the aforementioned transactions through position and credit limits, and the continuous monitoring of collateral. Additional collateral is required from customers and other counterparties when appropriate.

The Company receives collateral in connection with resale agreements, securities borrowed transactions, customer margin loans and other loans. Under many agreements, the Company is permitted to sell or repledge these securities held as collateral and use these securities to enter into securities lending transactions or deliver to counterparties to cover short positions. At February 28, 2002, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $3,367,130, and the fair value of the collateral that had been sold or repledged was $487,323.

Derivatives

The Company does not act as dealer, trader or end-user of complex derivatives such as swaps, collars and caps. The Company provides advice and guidance on complex derivative products to selected clients; however, this activity does not involve the Company acquiring a position or commitment in these products. The Company will occasionally hedge a portion of its debt inventory through the use of financial futures contracts. These transactions are not material to the Company's financial condition.

Fair Value Considerations

Substantially all of the Company's financial instruments are carried at fair value or amounts that approximate fair value. Customer receivables, primarily consisting of floating-rate loans collateralized by margin securities, are charged interest at rates similar to other such loans made throughout the industry. The Company's remaining financial instruments are generally short-term in nature and liquidate at their carrying values.